May 25, 2012

Jonathan Groff

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Seville Ventures Corp.

Registration Statement on Form S-1

Filed March 2, 2012

File No. 333-179882

Dear Mr. Groff:

Seville Ventures Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of March 21, 2012, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on March 2, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 21, 2012.

General

1.

Update your financial statements and MD&A in accordance with Rule 8-08 of Regulation S-X and Item 303 of Regulation S-K.

RESPONSE: We have updated our financial statements and MD&A as requested.

2.

We note your representation that the company has no plans to merge with a private company following effectiveness of this registration statement; so therefore, the company is not a blank check company as defined in Rule 419. However, the company is a shell company. Revise your cover page to reflect the company’s status as a shell company. Include a risk factor highlighting the unavailability of Rule 144 until 1 year following the company no longer qualifying as a shell company and making required disclosures pursuant to Items 2.01(f) and 5.06 of Form 8-K.

RESPONSE: We have revised the Filing as follows:

Cover Page:  We have revised the Cover Page to include the following language:

“Seville Ventures Corp. is a development stage company and currently has no business operations and as such we are considered a "shell company" as that term is defined under Rule 405 of the Securities Act of 1933. Accordingly, the securities sold in this Offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment.”

5481 North River Road

Byron, IL 61010

Page 8:  We have revised the Filing to include the following risk factors:

“We are deemed a "shell company" and as such we are subject to additional reporting and disclosure requirements that may affect our short-term prospects to implement our business plan and could result in a loss of your entire investment.

The Securities and Exchange Commission ("SEC") adopted Rule 405 of the Securities Act and Exchange Act Rule 12b-2 which defines a shell company as a registrant that has no or nominal operations, and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.  The rules prohibit shell companies from using a Form S-8 to register securities pursuant to employee compensation plans. However, the rules do not prevent us from registering securities pursuant to registration statements. Additionally, Items 2.01(f) and 5.06 of Form 8-K requires shell companies to provide more detailed disclosure upon completion of a transaction that causes it to cease being a shell company including information required pursuant to Regulation S-K, information required in a registration statement on Form 10, and certain financial information. In order to assist the SEC in the identification of shell companies, we are also required to check a box on Form 10-Q and Form 10-K indicating that we are a shell company. To the extent that we are subject to additional reporting and disclosure requirements because we are a shell company, we may be delayed in executing any mergers or acquiring other assets that would cause us to cease being a shell company.

Shares of our Common Stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.” In addition, any shares of our Common Stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, we are a “shell company” pursuant to Rule 144, and as such, sales of our securities pursuant to Rule 144 are not able to be made until 1) we have ceased to be a “shell company”; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; 3) have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and 4) a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144.

Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund operations and pay consultants or employees with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants and employees, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).”

Prospectus Summary, page 5

3.

Revise references to continuing or current operations on pages 8, 10, 22 and 32. We note disclosure here stating that you have not yet commenced business operations and anticipate doing so approximately two months after completion of the offering.

RESPONSE: We have revised the Filing throughout to remove references to continuing or current operations.

5481 North River Road

Byron, IL 61010

4.

Revise the statements below to ensure that they are consistent with current and prospective operations and capabilities. Throughout the filing please avoid the use of absolutes where inappropriate.

•

“The Company will strive to gain a competitive advantage … by interacting one-on one with these clients to assist them with all aspects of their vacation from the beginning planning stage through the completion of their trip.” (pages 5 and 21)

•

“[W]e believe that investors in today’s markets demand full transparency and by our registering this Offering and becoming a reporting company, we will be able to meet this demand.” (page 5)

•

“During the trip, the client will be able to contact the Company via a toll-free number 24 hours a day/7 days a week or via e-mail…” (page 24 and a similar statement on page 25)

•

“[W]e are confident that we can satisfy the needs and preferences of all travelers.”(page 24)

•

“As the Company grows, we will focus on expanding our targeted clientele to include travelers from all countries and regions…” (page 26)

RESPONSE: We have revised the above statements and statements made throughout the Filing to be consistent and to remove any inappropriate absolutes.

5.

Clarify the statements here and on page 21 that Mr. Hall “intends to devote a large amount of time and effort to the Company.” We note the disclosure on page 10 that Mr. Hall “is committed to devote approximately 15 to 20 hours per week to our operations.”

RESPONSE: We have revised the Filing on Page 23 to include the following language:

“Our sole officer and director has only recently become interested in creating a travel service company and does not have any professional training or technical credentials in the development of such a company or the development of an interactive website that offers such services.  Nevertheless, Mr. Hall has prior experience in website design and management, and is committed to devote approximately 15 to 20 hours per week to the Company.  He will be in charge of supervising development projects that we carry out including supervision of any consultants, marketing agents, employees or website developers that we may engage to assist in carrying out the Company’s plan of operations.”

6.

If retained, clarify that the statement indicating that investors may not revoke or change their subscription or request a refund if they subsequently “learn information about the Company that [they] consider to be materially unfavorable” does not limit their rescission rights under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement.

RESPONSE: We have revised the Filing on Page 7 to include the following language:

“You have a two day cancellation right to cancel your subscription and can cancel your Subscription Agreement by sending notice to the Company by midnight on the second business day after you sign your Subscription Agreement.  Once the Subscription Agreement is accepted by the Company after the second business day, you may not revoke or change your subscription or request a refund of monies paid, even if you subsequently learn information about the Company that you consider to be materially unfavorable.  However, this does not limit your rescission rights under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements contained in this Registration Statement.”

Risk Factors, page 8

Risks Related To Our Business, page 9

7.

Disclosure on page 29 indicates that “more travelers are booking their own trips using the internet and eliminating the ‘travel agent.’” Please add a risk factor to discuss this phenomenon and the risk it presents to your business.

RESPONSE: We have revised the Filing on Page 11 to include the following language:

“If we are not able to locate travelers willing to pay for our travel packages and services, our business will fail.

5481 North River Road

Byron, IL 61010

In this modern computer age, more travelers are booking vacations, hotel accommodations and entertainment on their own using the Internet, thus largely eliminating the need for travel agents.  Large national travel companies such as Expedia.com, Orbitz.com, and Hotels.com allow anyone with Internet access to go to their websites and quickly and easily select and book their travel needs online.  The Company hopes to reach travelers who are willing and able to pay for inclusive luxury travel packages and services but it may be difficult to find these travelers in numbers large enough to make our business profitable, especially given that the features of our proposed luxury vacations will initially be pre-selected by the Company and customizable only upon request.  Potential clients may choose to book their vacations with companies that can offer greater flexibility and options than the Company will be able to offer.

Furthermore, the travel industry in general is ruled by the lowest price and typically these large travel companies are able to offer the lowest prices to travelers.  The pricing of our vacation packages will largely be determined by market rates, but will also depend upon the travel season, airfare and lodging prices and several other factors.  Initially, our luxury vacation packages will be offered at slightly below the market rate, as we are a new company in the development stage and have not yet established our brand name or clientele.  As a result of offering our packages at below market rates, we anticipate that our initial short-term operating profit margins will be low.  However, over time, we will need to increase the price of our proposed vacation packages to the market rate in order to be competitive in the industry.  As a result, we may not be able to offer the lowest prices to potential clients.  If we are unable to locate travelers willing to pay for our travel services, we may not be able to successfully carry out our plan of operations.”

Due to the online nature of our business, any technical problems or disruptions…, page 12

8.

Expand this risk factor to disclose whether your CEO or any planned employees will be capable of correcting the potential technical problems and disruptions discussed. If not, disclose that you would incur additional cost for outsourced help.

RESPONSE: We have revised the Filing on Page 12 to include the following language:

“Due to the online nature of our business, any technical problems or disruptions associated with our current and future websites will have an adverse effect on our operations.

Our proposed business will almost entirely be conducted online and as a result, any technical problem, delay or disruption in our proposed websites may prevent potential or existing clients from visiting our websites or purchasing vacation packages.  Such delays or disruptions would have an adverse effect on our operations as well as our brand name and reputation.  Our sole officer and director does not have any professional training or technical credentials to correct potential technical problems or disruptions.  Additionally, we do not intend to retain employees or consultants to handle technical problems or disruptions that we may encounter. Accordingly, we would need to consult outside technicians to correct any problems we may experience, which would cause the Company to incur additional costs.”

Our business could be hurt if we do not offer new products and services successfully, page 12

9.

Tell us whether Mr. Hall has any specialized travel related knowledge of Italy, Britain and Greece. If he does not, disclose that he or other of your prospective employees would need to acclimate themselves with these regions prior to your offering of vacation packages. Discus the competitive disadvantage this puts you in compared to competitors versed in these regions.

RESPONSE: We have revised the Filing on Page 13 to include the following language:

“We will face actual and potential competition from many sources, which may limit the ability of the Company to generate revenues.

The luxury travel industry is intensely competitive. We will face competition from several different sources including online travel companies, travel agents, airlines and many other businesses within the travel industry that are established companies that have operated for a substantial period of time, as compared to the Company.  While some of these companies may not specifically target clients seeking luxury travel, they may have greater financial resources than us and have the monetary capability to directly compete with us if they so choose by providing similar products and services as those that we intend to offer.

5481 North River Road

Byron, IL 61010

Our sole officer and director does not have any specialized travel related knowledge of Spain, Italy, England or Greece, which may put the Company at a competitive disadvantage compared to other travel companies that are familiar with these regions.  Travel companies that are familiar with these regions may be well acquainted and have established business relationships with local hotels, restaurants or entertainment companies whose products and services they may include in their travel packages, and a result, these travel companies may be able to receive special discounts or benefits that they can in turn offer to their clients.  Further, these travel companies may be knowledgeable about the types of accommodations and attractions that drive the travel and tourism industry in these regions and may use that knowledge to guide their business operations.  In order for our Company to succeed against our competition, our current and future officers, directors, employees and consultants will need to acclimate themselves with these regions prior to us offering our vacation packages so that we can become familiar with the people, popular culture, geography and local businesses of these regions and modify our plan of operations or products and services accordingly.  If we are unable to distinguish ourselves from our competitors, we may be unable to successfully compete, and accordingly, our business and financial performance will be adversely affected.”

We are subject to many risks of doing business internationally which may prevent us from gaining clients…, page 13

10.

Expand this risk factor to address limitations on your ability to hold the third parties you intend to contract with responsible for damages to you given their location overseas and potentially limited ties to the United States.

RESPONSE: We have revised the Filing on Page 14 to include the following language:

“We will be subject to the many risks of doing business internationally, which may prevent us from gaining clients, expose us to liability in foreign jurisdictions, and result in serious harm to our business operations.

We will conduct our business operations from our headquarters in Byron, Illinois, however, our proposed vacation packages will include travel, hotel stays, dining and entertainment in international destinations in Spain and if the Company is able to expand its operations, throughout Europe.  Thus, we will be subject to many risks associated with doing business internationally, including the inability to oversee or control the actions of the third party airlines, hotels, restaurants and other vendors whose products and services are included in our vacation packages.  Accordingly, if a problem or emergency were to arise during a client’s vacation, our ability to effectively assist that client would be limited to the resources we have in the United States and the relationships we have with those with whom we do business overseas.  This limitation may lead to a lack of consumer confidence in our business and may affect our ability to obtain or keep clients.

Further, we are a Nevada corporation and, as such, are subject to the jurisdiction of the State of Nevada and the United States courts for purposes of any lawsuit, action or proceeding brought against us.  Our business will heavily depend on our future business relationships and possible partnerships or acquisitions with third parties in Spain and eventually throughout Europe, where foreign laws may govern the contracts we enter into and subject our Company to lawsuits in foreign courts.  The costs of defending any claims or actions in a foreign jurisdiction will be difficult to estimate and may be more expensive than in the United States.  Furthermore, our ability to bring an action or claim for damages against a foreign third party with whom we enter into a contract may be limited, given that party’s location overseas and potentially limited ties to the United States.  If we are able to get a judgment in the United States against any such third party, it may be difficult for us to enforce a U.S. judgment in a foreign country and foreign courts may not recognize judgments obtained in the U.S.  Any of these risks may result in a serious disruption in our business and cause our business to fail.”

Use of Proceeds, page 16

11.

We note that you intend to repay your initial investors for all expenses incurred relating to this Offering if you raise the maximum amount of proceeds, and that if you raise less, you will have to seek alternative sources of financing to repay these investors. Please clarify in your liquidity and capital resources section who these investors are and the material terms of these obligations.

RESPONSE: We have revised the Filing on Page 36 to include the following language:

5481 North River Road

Byron, IL 61010

“The successful implementation of our business plan is dependent upon receiving sufficient funds from this Offering and/or additional funding from management, the issuance of equity or debt, or through obtaining a credit facility.  If the maximum amount of funds is raised from this Offering, $245,000, we will repay our offering expenses of $45,000, which includes repaying our initial investor back for all expenses incurred relating to this Offering, and then implement our business plan.  Our initial investor, World Rider Ltd., loaned $10,000 to the Company on June 15, 2011 and in exchange, the Company issued to World Rider Ltd. a $10,000 Promissory Note that is unsecured, bears interest at 10% per annum and is due on demand.”

Common Stock, page 20

12.

We note that special meetings of the shareholders may be called at any time at the request in writing of one or more shareholders owning shares in the aggregate entitled to cast at least a majority of the votes at the meeting. Supplement this disclosure to explain that since Mr. Hall will own more than 50% of the outstanding common stock even if all offered shares are sold other shareholders will not be able to take advantage of this right until his holdings drop below the 50% level.

RESPONSE: We have revised the Filing on Page 21 to include the following language:

“Our authorized capital stock consists of 250,000,000 shares of Common Stock, $0.001 par value per share. There are no provisions in our charter or Bylaws that would delay, defer or prevent a change in our control. However, there exists such provisions in our charter that may make changes of control more difficult. Such provisions include the ability of our Board of Directors to issue a series of preferred stock and the limited ability of shareholders to call a special meeting. Special meetings of the shareholders may be called at any time by the Chairman of the Board, the President, or the Secretary, by resolution of the Board of Directors, or at the request in writing of one or more shareholders owning shares in the aggregate entitled to cast at least a majority of the votes at the meeting, with such written request to state the purpose or purposes of the meeting and to be delivered to the Board of Directors, the President or the Secretary.  In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.  Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.  Kevin Hall, our sole officer and director, currently owns 100% of the outstanding shares of our Common Stock, and, upon completion of this Offering, will own 58.82% of our outstanding Common Stock if the maximum number of shares is sold.  As a result, other shareholders will not be able to call a special meeting until Kevin Hall’s ownership of the Company’s outstanding common shares falls below 50%.”

Description of Business, page 21

13.

We note several statements regarding your intention to establish a loyal client base, develop client relationships and gain repeat business. Revise to explain your ability to accomplish these initiatives given the fact that your company will initially offer trips only to Spain and will expand only after achieving “significant revenues” from trips to Spain. For example, discuss the attractiveness of the special offers and discounts you intend to offer to past clients for their referrals.

RESPONSE: We have revised the Filing on Page 28 to include the following language:

“We believe that achieving a reputation for excellence in the luxury travel industry will primarily depend on word-of-mouth referrals.  When any conversation arises relating to luxury travel, we want our future clients to mention the exceptional service they received from the Company. We will target and develop relationships with satisfied clients who traveled with the Company, and capitalize on their satisfaction by encouraging repeat business from these clients and favorable word-of-mouth referrals to their friends and acquaintances by offering rewards to these clients.  Such rewards may include special discounts on our other vacation packages (e.g. $100 discount), bonus features for their next vacation package (e.g. additional meals, nights stay, attractions), cash-back rewards for referring a client who books a vacation package with the Company (e.g. $50 - $100 for each referral), or small gifts (e.g. travel items, bottles of wine, box of chocolates).  We will not be able to offer such rewards or discounts until such time that the Company believes in its full discretion that it can bear the costs of offering such rewards.

5481 North River Road

Byron, IL 61010

Initially, we will only offer our vacation packages throughout Spain.  We believe that past clients who traveled with the Company will be interested in purchasing our other Spanish vacation getaways because of the diversity of the cities and regions where we will offer our vacations.  Each vacation package is designed to highlight the attractions and wonders that each unique city or region has to offer and to provide the ultimate luxury travel experience in those destinations.  Further, it is our hope that our dedication to providing exceptional customer service from the beginning planning stage through the completion of each vacation getaway will encourage repeat business and will create a name for the Company as a trusted and dependable travel company.  We adhere to the theory that the goal of a business is to acquire and keep clients. Our marketing strategy will reflect this goal as we build our reputation throughout the United States and abroad.”

Products and Services, page 22

14.

Four of the seven vacation package descriptions on pages 22 and 23 include references to specific hotels. Please tell us what assurances you have received that you will be able to provide your customers accommodations at these specific hotels.

RESPONSE: We have revised the Filing to remove any references to specific hotels, as there are no assurances that the Company will be able to provide our clients with accommodations at these specific hotels.

Plan of Operations, page 24

15.

We note that expansion outside of Spain is predicated upon your business generating “significant revenues” (pages 26 and 29). Please clarify how much.

RESPONSE: We have revised the Filing throughout to clarify that the Company intends to expand its business outside of Spain if the Company is able to generate profits from its current website located at www.MySpanishGetaway.com and the Company decides, in its sole discretion, that its current operations can support such expansion.

Marketing Strategy, page 26

16.

 Disclose whether the memberships referenced under “Strategic Partnerships and Acquisitions” require qualifications and whether you meet those qualifications.

RESPONSE: We have revised the Filing on Page 29 to disclose the membership requirements and indicate whether the Company meets those requirements.

Anticipated Milestones, page 27

17.

This section quantifies the funds allocated to the development of your operations given varying levels of shares sold in the offering. Please clarify how differing amounts will affect this development. For example, disclose how you expect your website to differ if you are able to allocate $16,000 to hiring a website developer as opposed to $10,000, $5,000 or $4,000. As another example, discuss how the funds available to hire a marketing firm will affect the viability and prioritization of the bulleted marketing activities on page 27. Please address each relevant initiative.

RESPONSE: We have revised the Filing throughout the Anticipated Milestones section to clarify how differing amounts of funds received from the Offering will affect the development of our operations and the prioritization of our plan of operations.  At this early stage of our development, however, we cannot accurately predict the costs of each of our initiatives but will use our best judgment to allocate the funds we have dedicated for each initiative as described in the “Use of Proceeds” section.

Specific to your request, we have revised the Filing on Page 31 to include the following language in regards to the development of our current website:

5481 North River Road

Byron, IL 61010

“Hire a Website Developer – Target time frame: 0 to 2 months from the completion of this Offering. We intend to hire a website developer to further develop our current website and to make our proposed vacations available for purchase through the website by integrating an e-commerce platform into our website with encryption and authentication technology.  We have not secured a website developer as of the date of this filing.  If 100% of the offered shares are sold under this Offering, we will allocate $16,000 to the further development of our first website.  If 75%, 50%, 35% or 20% of the offered shares are sold under this Offering, we will allocate $10,000, $5,000, $4,500 or $4,000, respectively, to hire a website developer for further development of our first website.  We believe that $4,000 will be sufficient to securely sell our vacation packages online through our first website, however, the website would only include general information about the Company, information and photographs relating to our proposed vacation packages and the cities and regions in which we will offer our packages, contact information for the Company (i.e. phone number and e-mail address) and access to sign-up for our e-mail list to receive e-mails and newsletters that we intend to issue in the future.   Further, this basic website would utilize a simple, yet secure, e-commerce platform for accepting online payments using credit cards only.  The more funds that we are able to allocate to hiring a website developer, the more features we will integrate into our website including, in order of priority: improved visual appearance of our website to attract more clients; customizable travel options that clients can select to build their own personalized vacation package; enhanced security in our e-commerce platform for accepting payments through the website; acceptance of various forms of online payment, other than credit cards, including PayPal accounts, bank transfers, etc.; and more sophisticated technology to allow the Company to analyze and organize information submitted through our website, optimize the performance of our website, and safely store personal and confidential information about our clients.  At this early stage of our development, we cannot accurately predict the costs of each of these initiatives, but will use our best judgment to allocate the funds we have assigned for our website development budget as described above in the “Use of Proceeds” section in this order of priority.”

Specific to your request, we have revised the Filing on Page 32 to include the following language in regards to our marketing strategy:

“Hire Marketing Firm – Target time frame: 2 to 4 months from the completion of this Offering. After we have begun to offer our vacation packages for sale through our first website, we will hire a marketing firm to initiate and manage each objective of our marketing strategy as set forth herein, focused on our intended clientele in the niche market of luxury travel.  If 100% of the offered shares are sold under this Offering, we will budget $28,000 for a marketing firm to market our products for eight to ten months following the completion of this Offering.  If 75% of the offered shares are sold under this Offering, we will budget $24,000 for the marketing of our products for six to eight months following the completion of this Offering.  If 50% of the offered shares are sold under this Offering, we will allocate $12,000 towards marketing for three to six months following the completion of this Offering.  If 35% of the offered shares are sold under this Offering, we will allocate $6,000 towards marketing for two to three months following the completion of this Offering.  If 20% of the offered shares are sold, we will not be able to hire a marketing firm and any marketing or advertising of our Company or our intended products or services will be done primarily by word-of-mouth from our sole officer and director.  Depending on the amount of funds we raise from this Offering, we will use the funds we have assigned for our marketing budget in the following order of priority:  promote the Company via word-of-mouth advertising to gain repeat business and encourage referrals from past clients; advertise the Company’s products and services via online advertising (e.g. paid search engine marketing and optimization) and social media (e.g. Facebook and Twitter); marketing through direct e-mails and periodical newsletters to visitors to our websites or others who have signed up for our e-mail list; conduct offline advertising through direct mail, posters, and other print advertisements; raise awareness of the Company through targeted campaigns, special offers and promotions directed towards our target clientele; enter into strategic partnerships or acquisitions with other businesses in the travel industry; distribute promotional items that display the Company’s name and logo; and advertise through broadcast media such as television or the radio.  At this early stage of our development, we cannot accurately predict the costs of each of these initiatives, but will use our best judgment to allocate the funds we have assigned for our marketing budget as described above in the “Use of Proceeds” section in this order of priority.”

18.

You allocate funds to several initiatives if 50% of the shares in this offering are sold, but not if 20% are sold. Clarify whether and how you intend to allocate funds to these initiatives if less than 50%, but greater than 20% of the shares are sold. Similarly address the disclosure regarding hiring a customer service representative.

RESPONSE: We have revised the Filing throughout to disclose how we intend to allocate funds if 35% of the shares in the Offering are sold.

5481 North River Road

Byron, IL 61010

Specific to your request, we have revised the Filing on Page 32 to include the following language in regards to our hiring of a customer service representative:

“Hire a Customer Service Representative – Target time frame:  3 to 4 months from the completion of this Offering. Following the initiation of our marketing plan, which we anticipate will increase the number of potential clients that visit our website, we intend to hire a customer service representative.  This representative will generally be responsible for preparing our clients for their vacation, assisting the clients during their vacation, and obtaining feedback from the clients after their vacation.  If 100% of the offered shares are sold under this Offering, we intend to employ one full-time customer service representative within our first year of operations at a base salary of $30,000.  Based on our independent research on www.salary.com, we determined that a salary of $30,000 for a customer service representative in the leisure travel industry is typical.  If 75% of the offered shares are sold under this Offering, we intend to employ one part-time customer service representative within our first year of operations at a base salary of $15,000.  If 50%, 35% or 20% of the offered shares are sold, we will not hire a customer service representative and our sole officer and director or our sales representative, if any, will handle the duties that would otherwise be performed by the customer service representative.”

19.

Revise to explain what you mean by “we will hire a marketing firm full-time…”

RESPONSE:  We have revised the Filing throughout to remove the phrase “full-time” as it relates to a marketing firm, and to clarify that the Company will hire a marketing firm to initiate and manage each objective of our marketing strategy as set forth in the Filing.

Management’s Discussion And Analysis, page 31

Results of Operations, page 31

20.

Please revise to explain how the “structure of [your] proposed business model” will affect your ability to generate future revenues and become profitable.

RESPONSE: We have revised the Filing to remove the reference to the “structure of our proposed business model” as a factor that will affect our ability to generate revenues or become profitable.

Liquidity And Capital Resources, page 31

21.

Reconcile inconsistent statements in the prospectus regarding whether you will need financing in addition to that raised in this offering, when you would need that financing and the expected source. For example, it is unclear whether the sentence on the top of page 32 includes this offering as a component of the additional financing required. As another example, the same sentence suggests that you will rely on equity financing, while disclosure on page 6 indicates that management will primarily rely on debt financing to supplement cash flows. We also note the statement on page 6 that unless your CEO “is successful in selling all of the shares and [you] receive the proceeds from this offering, [you] may have to seek alternative financing to implement [your] plan of operations.”

RESPONSE: We have revised the Filing throughout to reconcile inconsistent statements regarding additional financing.

22.

On page 24 you disclose that you will offer trip insurance for an additional fee. Tell us whether you will bear the risk of insuring your customer’s trips directly. If so, disclose how this service might affect liquidity.

RESPONSE: We have revised the Filing to disclose that the Company will not bear the risk of insuring our future clients’ trips directly.  We have revised the Filing on Page 26 to include the following language:

5481 North River Road

Byron, IL 61010

“Initially, our sole officer and director will arrange the details for each vacation package and will rely heavily on the Internet to purchase flights, book hotel rooms, arrange tours and much more.  Once we are able to develop our brand name, gain clientele, and maintain positive cash flow, we intend to hire a sales representative to assist in preparing and arranging the vacation packages and a customer service representative to assist clients before, during and after their vacations.  Pre-trip services that we will provide will include, among other things, booking airfare, reserving the luxury hotel suites and dinner reservations, arranging tours and other entertainment, offering trip insurance for an additional fee, assisting travelers with obtaining passports or other travel documentation, and providing carefully planned and detailed itineraries.  The Company will not bear the risk of insuring our clients’ trips directly but will obtain travel insurance policies on their behalf, if so desired, from an insurance company(s) yet to selected by the Company.  To familiarize clients with the cities and regions that they will be visiting in Spain, the Company will mail a guidebook to each client before the beginning of his or her vacation.  During the trip, the client will be able to contact the Company via a toll-free number or via e-mail to help the client with any problems he or she may encounter, provide additional information, make alternative arrangements if necessary, and generally provide the client with what he or she may need or desire.  After the trip, the Company will contact the client to ensure that the client was satisfied with the vacation getaway and the Company’s services, and will ask for any feedback or suggestions.”

Directors, Executive Officers, Promoters and Control Persons, page 33

23.

The statement: “The Board of Directors appointed Mr. Hall as the sole officer and director of the Company on account of his prior management experience and his website management skills” seems inappropriate since Mr. Hall as sole director appointed himself as director. Please revise.

RESPONSE: We have revised the Filing on Page 38 to include the following statement:

“Due to Mr. Hall’s founding of the Company, prior management experience and website management skills, he believed it was in the best interests of the Company that he shall serve as sole officer and director.”

Executive Compensation, page 34

24.

We note the absence of compensation paid to Mr. Hall. However, he paid himself 5 million shares in 2011 as consideration for services to the company. Please revise.

RESPONSE: We have revised the Filing on Page 38 to include the 5 million shares as compensation.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index, page II-5

25.

The signature page of your bylaws (Exhibit 3.2) indicates that the bylaws contain 11 pages, but we note only 9 pages. Please confirm that the bylaws filed are complete.

RESPONSE: We confirm that the bylaws as originally filed with the SEC on March 2, 2012 are complete.

5481 North River Road

Byron, IL 61010

In connection with the Company’s responding to the comments set forth in the March 21, 2012 letter, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Seville Ventures Corp.

/s/ Kevin Hall

By: Kevin Hall

Title:  President and Chief Executive Officer

5481 North River Road

Byron, IL 61010